glanbia

Glanbia plc
Glanbia House
Kilkenny
Ireland

Telephone +353 56 72200
Facsimile +353 56 72222
www.glanbia.com

By DHL

SUPPL

PROCESSING
SEC MAIL RECEIVED
FEB 10 2003
155
SECTION
WASH., D.C.

4 February 2003

United States Securities and Exchange Commission,
Washington D.C. 20549
United States of America.

Issuer: Glanbia plc
File No. 82-4734

03003799

Dear Sirs,

Further to our last submission by letter dated 2 October 2002, I now enclose herewith the information required by Rule 12g3 2(b) for the period 1 October 2002 to 31 January 2003.

I trust this meets with your requirements and I should be pleased to provide with any further information that you may require.

I should also appreciate if you would kindly acknowledge receipt of the enclosed documents by stamping the attached copy of this letter and returning to me in the enclosed addressed envelope at your convenience.

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Yours faithfully,

JJ Roche

John J Roche
Deputy Group Secretary

Encls.

dlw 3/12

Registered Office:
Glanbia House, Kilkenny, Ireland.
Registered in Dublin, Ireland.
Number 129933

COPY FOR STAMPING BY SECURITIES AND EXCHANGE COMMISSION

4 February 2003

United States Securities and Exchange Commission,
Washington D.C. 20549
United States of America.

Issuer: Glanbia plc
File No. 82-4734

Dear Sirs,

Further to our last submission by letter dated 2 October 2002, I now enclose herewith the information required by Rule 12g3 2(b) for the period 1 October 2002 to 31 January 2003.

I trust this meets with your requirements and I should be pleased to provide with any further information that you may require.

I should also appreciate if you would kindly acknowledge receipt of the enclosed documents by stamping the attached copy of this letter and returning to me in the enclosed addressed envelope at your convenience.

Yours faithfully,

John J Roche
Deputy Group Secretary

Encls.

82-4734

GLANBIA plc

DOCUMENTS - IRISH AND LONDON STOCK EXCHANGES

PERIOD FROM 1 October 2002 to 31 January 2003

File No. 82/4734

Document	Effective Date	Entity requiring item
1. Glanbia plc: Notification of Interests of Directors/Secretary – Purchase of ordinary shares by Mourant & Co. Trustees Ltd, as trustee of the Glanbia Employees' Share Trust	2 October 2002	Stock Exchange
2. Announcement of the appointment of Mr Kevin Toland as an executive director of the Company	10 January 2003	Stock Exchange
3. Glanbia plc: Notification of Interests of Director Mr Kevin Toland	16 January 2003	Stock Exchange

Document 1

Name of Company : Glanbia plc

AVS Security Number : 543277

Date of Release : 2 October 2002

Glanbia plc: Notification of Interests of Directors / Secretary

Glanbia plc ('the Company') announces that Mourant & Co. Trustees Limited, as trustee of the Glanbia Employees' Share Trust, has purchased ordinary shares in the Company in the market as follows:

Number of shares acquired:	760,000
Percentage of issued class:	0.02598%
Class of security:	Ordinary €0.06
Price per share:	€1.62
Date of transaction:	24 September 2002
Date Company informed:	1 October 2002
Total holding following this notification:	2,222,000
Total percentage holding following this notification:	0.7596%

For the purposes of sections 53 of the Companies Act, 1990 please note that Mr JJ Moloney, Group Managing Director, and Ms S Talbot, Group Secretary, are deemed to be interested in the shares which are the subject of this notification by virtue of section 54 of Companies Act, 1990.

For further information, please contact :-

John J. Roche,
Deputy Group Secretary,
Glanbia plc,
Glanbia House,
Kilkenny.

Telephone : 056/72200

2 October 2002

ENDS.

Document 2

Glanbia plc announces Board appointment

Glanbia plc announces that Mr Kevin Toland has today been appointed as an Executive Director of the Company.

Mr Toland (37) joined Glanbia in 1999 and is Chief Executive of the Consumer Foods Division, having previously held the position of Group Director of Strategy and Marketing. Prior to joining Glanbia, Mr Toland held a number of senior management positions with Coca-Cola Bottlers in Russia and with Diageo plc in Ireland and Central Europe.

Mr Toland has notified the Company that he has no such details to be disclosed under Paragraph 16.4, Chapter 16 of the Listing Rules.

Ends

10 January 2003

Enquiries to:

Michael Patten, Group Director of Communications. Tel: +353(0)56-72357 or +353(0)87-2414502

Document 3

Glanbia plc: Notification of Interests of Director – Mr Kevin Toland

Nature of Transaction:	Appointment as Director on 10 January 2003
Description of shares:	Ordinary €0.06
Date of Disclosure:	16 January 2003

Shares:

Number of shares :	13,650 shares

Share Options:

Share Options granted under the Glanbia plc Irish Savings-Related Share Option Scheme:

Date of Grant:	1 August 2002
Date on which exercisable:	1 September 2005
Total Amount paid for grant of option:	Nil
Exercise price:	€1.20
Nature of Interest:	Beneficial
Number of shares:	4,593 shares

Share Options granted under the Glanbia plc 2002 Long Term Incentive Plan:

Date of Grant:	29 August 2002
Period during which exercisable:	30 August 2005 – 28 August 2012
Total Amount paid for grant of option:	Nil
Exercise price:	€1.55 per share
Nature of Interest:	Beneficial
Number of shares :	164,000 shares
Number of shares eligible for Share Award (Note):	16,400 shares

Note: Participant is eligible for a Share Award under Rule 14.2 of the Glanbia plc 2002 Long Term Incentive Plan of 10% of the Ordinary Shares that he continues to hold following the second anniversary of the exercise of the Option.

Total Number of shares over which options held following this notification (inclusive of Share Award): 184,993 shares

For the purposes of section 53 of the Companies Act, 1990 Mr Toland is deemed to be interested in the holding of 2,222,000 shares purchased by Mourant & Co. Trustees Limited, as trustee of the Glanbia Employees' Share Trust by virtue of section 54 of the Companies Act, 1990.

For further information, please contact :-

John J. Roche,
Deputy Group Secretary,
Glanbia plc,
Glanbia House,
Kilkenny.
Telephone : +353 (0)56/7772200

16 January 2003

82-4734

GLANBIA plc

DOCUMENTS - COMPANIES REGISTRATION OFFICE (DUBLIN)

RECEIVED FEB 10 2003

PERIOD FROM 1 October 2002 to 31 January 2003

File No. 82/4734

Document	Effective Date	Entity requiring item
1. Form B1 2002 Annual Return (to include the financial statements for the year ended 29 December 2001	20 September 2002 (filed 4 October 2002)	Companies Registration Office - Companies Act 1963 to 2001
2. Form B10 Notice of change in particulars of directors: Change of address of Mr John J Moloney.	1 June 2002 (filed 18 November 2002)	Companies Registration Office - Companies Act 1963 to 2001
3. Form B10 Notice of change of directors: Appointment of Mr Kevin Edward Patrick Toland as a director	10 January 2003 (filed 28 January 2003)	Companies Registration Office - Companies Act 1963 to 2001

Note: No documents filed at Companies Registration Office between 23 July 2002 and 30 September 2002.

Document 1

Companies Registration Office

Annual Return

Sections 125, 127, 128 Companies Act, 1963
Section 7 Companies (Amendment) Act 1986
Section 26 Electoral Act 1997
Sections 43, 44 Companies (Amendment)(No 2) Act 1999
Section 107 Company Law Enforcement Act 2001
Companies (Form and Content of Documents Delivered to the Registrar) Regulations 2002

CRO receipt date stamp

82-4734

REC. No. 984987
SUB. No. 3248732
DATE 4/10/02

Companies Acts, 1963 to 2001

B1

Company Number

1 2 9 9 3 3

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company Name: Glanbia plc

Return made up to (*note one*): Day 20 Month 09 Year 2002

Financial Year (*note two*): From Day 31 Month 12 Year 2000 To Day 29 Month 12 Year 2001

Registered Office (*note three*): Glanbia House, Kilkenny

Other Addresses (*note four*)

Address	Register(s)/documents held at this address
Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18	Register of Members

Secretary (*note five*)

Surname	Former Surname *note five*
Talbot	

Forename (*note five*)	Former Forename *note five*
Hannah Josephine (known as Siobhan)	

Residential Address (*note five*): Owning, Piltown, Co Kilkenny

Donations for Political Purposes (*note six*)

Name of person or political party to whom donation was made	Value of donation € / _
None	Nil

Presenter Details

Name: Group Secretariat Department
Address: Glanbia plc, Glanbia House, Kilkenny
DX Number: DX Exchange
Telephone Number: 056-72200 Fax Number
Email: Reference Number

Authorised Share Capital

note seven

Total

€ / _ 18,360,000.000000 made up as follows:

Class	Number of Shares	Value Per Share € / _
Ordinary	306,000,000	0.06

Issued Share Capital

Total

€ / _ 17,550,851.040000 made up as follows:

Paid up on shares issued for cash	€ / _	10,525,269.060000
Considered paid on other shares	€ / _	7,025,581.980000
Total standing to credit of Capital Conversion Reserve Fund *note eight*	€ / _	1,019,969.000000
Total calls unpaid	€ / _	0.000000
Total not yet called	€ / _	0.000000

Shares Issued

Consideration - all cash

Class	Number of Shares	Total Premium Paid € / _	Total Amount paid € / _
Ordinary	175,421,151	83,121,447.00	93,646,716.060000
Totals	175,421,151	(A)	93,646,716.060000

Consideration - not all cash

Class	Number of Shares	Total Premium Considered Paid € / _	Total amount considered paid € / _
Ordinary	117,093,033	356,292,768.00	363,318,349.980000
Totals	117,093,033	(B)	363,318,349.980000

Total number of shares issued (A) plus (B): 292,514,184

This total must agree with the total number of shares held by existing members as stated in the **List of Past and Present Members** section of the return.

Other Share / Debenture Details

note nine

None

Blueprint 2000 Company Secretary

List of Past and Present Members

Persons holding shares on [ ] the 14th day after the annual general meeting or [X] the date to which the annual return has been made up for 20 02 (insert year) and of persons who have held shares therein at any time since the date of the last return, or in the case of the first return, the date of the incorporation of the company. *note ten*

notes five and eleven	Name and Address	Share Class	Numbers Held *note twelve*	Number Transferred and Date *note thirteen*	Particulars of Transferee *note thirteen*
Folio No.	List Ord.Shareholders Attached	€0.06 Ordinary	292,514,184		
Folio No.					
Folio No.					
Folio No.					
Folio No.					
Folio No.					
Folio No.					
Folio No.					
Folio No.					
Folio No.					

Total number held: 292,514,184

The total number of shares held must agree with the total number of issued shares given in the **Shares Issued** section (total of **(A)** plus **(B)**).

Directors *(including shadow directors)* *note five*

Surname *note five*	Callaghan	Former Surname *note five*	
Forename *note five*	John Edward	Former Forename *note five*	
Date of Birth (Day / Month / Year)	06 / 08 / 1942	Irish Resident *note fourteen*	X
Residential Address *note five*	Park House, Killiney Heath, Killiney, Co Dublin		
Business Occupation	Chartered Accountant	Nationality	Irish
Other Directorships — Company *note fifteen*	See attached schedule	Registered at *note sixteen* / Company Number	

Surname *note five*	Corbally	Former Surname *note five*	
Forename *note five*	Henry Vincent	Former Forename *note five*	
Date of Birth (Day / Month / Year)	11 / 07 / 1954	Irish Resident *note fourteen*	X
Residential Address *note five*	Keenaghan, Kilmainhamwood, Kells, Co Meath		
Business Occupation	Farmer	Nationality	Irish
Other Directorships — Company *note fifteen*	See attached schedule	Registered at *note sixteen* / Company Number	

Surname *note five*	Corcoran	Former Surname *note five*	
Forename *note five*	Thomas Patrick	Former Forename *note five*	
Date of Birth (Day / Month / Year)	08 / 08 / 1939	Irish Resident *note fourteen*	X
Residential Address *note five*	Bohadoon, Dungarvan, Co Waterford		
Business Occupation	Farmer	Nationality	Irish
Other Directorships — Company *note fifteen*	See attached schedule	Registered at *note sixteen* / Company Number	

Continued on next page

Directors
(including shadow directors)

Surname *note five*	Fitzpatrick	Former Surname *note five*	
Forename *note five*	Edward Patrick	Former Forename *note five*	
Date of Birth (Day / Month / Year)	05 / 03 / 1948	Irish Resident *note fourteen*	X
Residential Address *note five*	Knockmoylan, Mullinavat, Co Kilkenny		
Business Occupation	Farmer	Nationality	Irish
Other Directorships — Company *note fifteen*	See attached schedule	Registered at *note sixteen* / Company Number	

Surname *note five*	Gilsenan	Former Surname *note five*	
Forename *note five*	James Anthony	Former Forename *note five*	
Date of Birth (Day / Month / Year)	14 / 06 / 1959	Irish Resident *note fourteen*	X
Residential Address *note five*	Drogheda Road, Collon, Co Louth		
Business Occupation	Farmer	Nationality	Irish
Other Directorships — Company *note fifteen*	See attached schedule	Registered at *note sixteen* / Company Number	

Surname *note five*	Heffernan	Former Surname *note five*	
Forename *note five*	Thomas Patrick	Former Forename *note five*	
Date of Birth (Day / Month / Year)	07 / 08 / 1955	Irish Resident *note fourteen*	X
Residential Address *note five*	Kearney Bay, Glenmore, Co Kilkenny		
Business Occupation	Farmer	Nationality	Irish
Other Directorships — Company *note fifteen*	See attached schedule	Registered at *note sixteen* / Company Number	

Continued on next page

Directors *(including shadow directors)* *note five*

Surname	Herlihy
Former Surname *note five*	
Forename *note five*	Liam
Former Forename *note five*	
Date of Birth (Day / Month / Year)	23 / 11 / 1951
Irish Resident *note fourteen*	X
Residential Address *note five*	Headborough, Knockanore, Tallow, Co Waterford
Business Occupation	Farmer
Nationality	Irish
Other Directorships – Company *note fifteen*	See attached schedule
Registered at *note sixteen*	
Company Number	

Surname *note five*	Hill
Former Surname *note five*	
Forename *note five*	Christopher Leslie
Former Forename *note five*	
Date of Birth (Day / Month / Year)	27 / 03 / 1958
Irish Resident *note fourteen*	X
Residential Address *note five*	Johnstown House, Arklow, Co Wicklow
Business Occupation	Farmer
Nationality	Irish
Other Directorships – Company *note fifteen*	See attached schedule
Registered at *note sixteen*	
Company Number	

Surname *note five*	Liston
Former Surname *note five*	
Forename *note five*	Jeremiah Vincent
Former Forename *note five*	
Date of Birth (Day / Month / Year)	19 / 09 / 1940
Irish Resident *note fourteen*	X
Residential Address *note five*	6 Richmond Hill, Monkstown, Co Dublin
Business Occupation	Company Director
Nationality	Irish
Other Directorships – Company *note fifteen*	See attached schedule
Registered at *note sixteen*	
Company Number	

Continued on next page

Directors
(including shadow directors)

	Surname	Former Surname *note five*
note five	Meagher	
	Forename	**Former Forename** *note five*
note five	Geoffrey Joseph	

Date of Birth	Day 25 Month 08 Year 1949	Irish Resident *note fourteen*	X
Residential Address *note five*	Slievenamon, Granges Road, Kilkenny		
Business Occupation	Group Financial Director	Nationality	Irish

	Company *note fifteen*	Registered at *note sixteen*	Company Number
Other Directorships	See attached schedule		

	Surname	Former Surname *note five*
note five	Miller	
	Forename	**Former Forename** *note five*
note five	John James	

Date of Birth	Day 26 Month 06 Year 1940	Irish Resident *note fourteen*	X
Residential Address *note five*	Boleybeg, Abbeyleix, Co Laois		
Business Occupation	Farmer	Nationality	Irish

	Company *note fifteen*	Registered at *note sixteen*	Company Number
Other Directorships	See attached schedule		

	Surname	Former Surname *note five*
note five	Moloney	
	Forename	**Former Forename** *note five*
note five	John Joseph	

Date of Birth	Day 03 Month 11 Year 1954	Irish Resident *note fourteen*	X
Residential Address *note five*	8 Lands End, Abbeyside, Dungarvan, Co Waterford		
Business Occupation	Group Managing Director	Nationality	Irish

	Company *note fifteen*	Registered at *note sixteen*	Company Number
Other Directorships	See attached schedule		

Continued on next page

Directors
(including shadow directors *note five*

Surname *note five*	Murphy	Former Surname *note five*	
Forename *note five*	William Gerard	Former Forename *note five*	
Date of Birth (Day / Month / Year)	02 / 06 / 1945	Irish Resident *note fourteen*	X
Residential Address *note five*	Wetlands , Callan Road, Kilkenny		
Business Occupation	Deputy Group Managing Director	Nationality	Irish
Other Directorships — Company *note fifteen*	See attached schedule	Registered at *note sixteen* / Company Number	

Surname *note five*	Parsons	Former Surname *note five*	
Forename *note five*	Michael	Former Forename *note five*	
Date of Birth (Day / Month / Year)	03 / 02 / 1950	Irish Resident *note fourteen*	X
Residential Address *note five*	Outrath, Kilkenny		
Business Occupation	Farmer	Nationality	Irish
Other Directorships — Company *note fifteen*	See attached schedule	Registered at *note sixteen* / Company Number	

Surname *note five*	Power	Former Surname *note five*	
Forename *note five*	Eamon Marian	Former Forename *note five*	
Date of Birth (Day / Month / Year)	07 / 09 / 1954	Irish Resident *note fourteen*	X
Residential Address *note five*	Corse House, Fethard-on-Sea, New Ross, Co Wexford		
Business Occupation	Farmer	Nationality	Irish
Other Directorships — Company *note fifteen*	See attached schedule	Registered at *note sixteen* / Company Number	

Continued on next page

Directors *(including shadow directors*

	Surname	Former Surname *note five*
note five	Quigley	
	Forename	**Former Forename** *note five*
note five	Frank	

Date of Birth: Day 03 Month 09 Year 1942 — Irish Resident *note fourteen* X

Residential Address *note five*: Feddans, Carrick-on-Suir, Co Waterford

Business Occupation: Farmer — Nationality: Irish

Other Directorships	Company *note fifteen*	Registered at *note sixteen*	Company Number
	See attached schedule		

	Surname	Former Surname *note five*
note five	Quinlan	
	Forename	**Former Forename** *note five*
note five	John Francis Victor	

Date of Birth: Day 08 Month 05 Year 1945 — Irish Resident *note fourteen* X

Residential Address *note five*: Baptistgrange, Lisronagh, Clonmel, Co Tipperary

Business Occupation: Farmer — Nationality: Irish

Other Directorships	Company *note fifteen*	Registered at *note sixteen*	Company Number
	See attached schedule		

	Surname	Former Surname *note five*
note five	Stanley	
	Forename	**Former Forename** *note five*
note five	George Eric	

Date of Birth: Day 10 Month 07 Year 1944 — Irish Resident *note fourteen* X

Residential Address *note five*: Woodville, Shinrone, Co Offaly

Business Occupation: Farmer — Nationality: Irish

Other Directorships	Company *note fifteen*	Registered at *note sixteen*	Company Number
	See attached schedule		

Continued on next page

Directors *(including shadow directors)*

note five	Surname: Walsh		Former Surname *note five*:	
note five	Forename: Michael Joseph		Former Forename *note five*:	
Date of Birth	Day 30 Month 12 Year 1942		Irish Resident *note fourteen*	X
Residential Address *note five*	Coolroe, Graiguenamanagh, Co Kilkenny			
Business Occupation	Farmer		Nationality	Irish
Other Directorships	Company *note fifteen*: See attached schedule		Registered at *note sixteen*:	Company Number:

note five	Surname:		Former Surname *note five*:	
note five	Forename:		Former Forename *note five*:	
Date of Birth	Day Month Year		Irish Resident *note fourteen*	
Residential Address *note five*				
Business Occupation			Nationality	
Other Directorships	Company *note fifteen*:		Registered at *note sixteen*:	Company Number:

note five	Surname:		Former Surname *note five*:	
note five	Forename:		Former Forename *note five*:	
Date of Birth	Day Month Year		Irish Resident *note fourteen*	
Residential Address *note five*				
Business Occupation			Nationality	
Other Directorships	Company *note fifteen*:		Registered at *note sixteen*:	Company Number:

Certification

note seventeen

We hereby certify that (i) this form has been completed in accordance with the Notes on completion of Form B1, (ii) contains the particulars in respect of the company as at the date to which the return is made up and that (iii)

The company is not a private company. ✓

The company is a private company and has not since the date of the last annual return (or the date of incorporation if this is the first return) issued any invitation to the public to subscribe for any shares or debentures in the company.

The company is a private company with more than 50 members. The excess of the number of members over 50 consisting wholly of persons who, under section 33(1)(b) of the Companies Act 1963, are not included in reckoning the number of 50.

Signed [signature] Director [signature] Secretary

Blueprint 2000 Company Secretary

Notes Continued
Note fifteen

Company name and number of other bodies corporate, whether incorporated in the Sate or elsewhere, except for bodies (a) of which the person has not been a director at any time during the past 10 years; (b) of which the company is (or was at the relevant time) a wholly owned subsidiary; or (c) which are (or were at the relevant time) wholly owned subsidiaries of the company.

Pursuant to section 45(1) Companies (Amendment)(No.2 Act 1999, a person shall not at a particular time be a director of more than 25 companies. However, under section 45(3), certain directorships are not reckoned for the purposes of section 45(1).

~~*Note sixteen* Place of incorporation if outside the Sate.~~

Note seventeen Tick the relevant box(es).

Checklist of documents annexed

Balance Sheet S 128 Companies Act 1963 (CA 63); S7 and S18 Companies Amendments Act 1986 (CAA 86)	✓
Profit and Loss Account S7 and S18 CAA 86	✓
Notes to the Accounts Schedule of CAA 86 (refer specifically to section 12 for notes required in the case of small / medium sized businesses)	✓
Directors Report S128 CA 63; S7 & S18 CAA 86	✓
Auditors Report S128 CA 63; S7 & S18 CAA 86	✓
Overall Certification The Acts require that the balance sheet, profit and loss account, director's report and auditor's report be certified by both director and secretary to be a true copy as laid or to be laid before the A.G.M. or sent to the sole member in accordance with the single member private limited company regulations. In the case of full accounts, an overall certification will be sufficient.	✓
Guarantee by parent undertaking of the liabilities of subsidiary undertaking S17 CAA 86 as amended	
Declaration of consent by shareholders of subsidiary to exemption S17 CAA 86 as amended	
Notification to shareholders of Guarantee S17 CAA 86 as amended	
Note stating company has availed of exemptions in section 17 Companies (Amendment) Act 1986, as amended	
Accounting documents	
Reg 39 E.C. (Companies: Group Accounts) Regulations 1992	
Reg 7 E.C. (Credit Institutions: Accounts) Regulations 1992	
Reg 7 E.C. (Accounts) Regulations 1993	
Regs 5, 17 E.C. (Insurance Undertakings: Accounts) Regulations 1996	
Section 43 Bond / Section 44 Certificate *See note fourteen overleaf*	
Form B73 or Form B73(a) Nomination of a new Annual Return Date	

Further Information

Professional Advice If you have a problem completing this annual return, and in particular are unclear as to the regulations pertaining to a company's annual return date, you should consult your professional advisor.

Change in Details Where applicable, the particulars given on Form B1 must accord with the particulars contained in the documentation already delivered to the Companies Registration Office. You may only change such details by sending one or more of the following forms:

B2	Notice of change in the situation of the registered office
B3	Notice of the places where the register of members, register of debenture holders, directors' service contracts / memoranda are kept
B4 / G1	Notice of increase in nominal capital
B5	Return of allotments (increase in issued share capital)
B10	Notice of change of directors or secretaries or in their particulars

CRO Address When you have completed and signed the form, please send with the prescribed fee to the Registrar of Companies at:
Parnell House, 14 Parnell Square, Dublin 1
DX 145001 Parnell House

Please *carefully* study the explanatory notes overleaf. A Form B1 that is not completed correctly or is not accompanied by the correct documents or fee is liable to be rejected and returned to the presenter by the CRO pursuant to section 107 Comapny Law Enforcement Act 2001. Unless the document, duly corrected, is relodged in the CRO within 14 days, it will be deemed to have never been delivered to the CRO.

FURTHER INFORMATION ON COMPLETION OF FORM B1 IS AVAILABLE FROM www.cro.ie
OR BY EMAIL info@cro.ie

Other Directorships

Company Number 129933

Form B1 Continuation sheet

Director's Name John Edward Callaghan

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
BUPA Re	Ireland	220633	
Cara Group Limited	Ireland	215789	01/07/1998
Dublin Chamber of Commerce	Ireland	588	23/03/1999
Esat Digiphone Limited	Ireland	234895	10/04/2000
Esat Telecom Group plc	Ireland	249281	10/04/2000
Esat Telecommunications (UK) Limited	UK	3271439	10/04/2000
Esat Telecommunications Limited	Ireland	141524	10/04/2000
Ferndale Film Productions Limited	Ireland	220982	12/08/1999
First Active plc	Ireland	292890	
Fyffes plc	Ireland	73342	31/08/1993
Prudential Europe Management Services Limited	Ireland	209958	21/05/2001
Rabobank Ireland plc	Ireland	213349	
Rye Valley Foods Limited	Ireland	115669	17/07/1998
SALI Management Services Limited	Ireland	217330	21/05/2001
Scottish Amicable International Asurance plc	Ireland	209956	21/05/2001
Signal-Iduna Prudential International Assurance Limited	Ireland	303995	21/05/2001
The Governor and Company of the Bank of Ireland	Ireland	C 1	07/06/1993
The Institute of Directors in Ireland	Ireland	197643	01/12/2000
Towergate Limited	Ireland	165321	01/12/2000

Other Directorships

Company Number 129933

Form B1 Continuation sheet

Director's Name John Edward Callaghan

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Trustee for Community Initiatives	Ireland	157728	07/08/1997
Wilde Film Productions Limited	Ireland	239782	12/08/1999

Other Directorships

Company Number 129933

Form B1 Continuation sheet

Director's Name Henry Vincent Corbally

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Glanbia Co-operative Society Limited	Ireland	4928 R	

Other Directorships

Company Number 129933

Form B1 Continuation sheet

Director's Name Thomas Patrick Corcoran

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Datong Company	Ireland	212660	29/08/1997
Glanbia Co-operative Society Limited	Ireland	4928 R	
Glanbia Services Society Limited	Ireland	4602 R	
Grassland Fertilizers (Kilkenny) Limited	Ireland	84321	
Irish Agricultural Wholesale Society Limited	Ireland	182 R	
Irish Co-operative Organisation Society Limited	Ireland	88 R	
Kooshell Investments Limited	Cyprus	82669	
Offwell Limited	Ireland	192274	08/01/1999
Waterford Co-operative Society Limited	Ireland	3996 R	04/09/1997

Other Directorships

Company Number 129933

Form B1 Continuation sheet

Director's Name Edward Patrick Fitzpatrick

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Castlegannon Show Limited	Ireland	235563	
Glanbia Co-operative Society Limited	Ireland	4928 R	
The South Eastern Cattle Breeding Society Limited	Ireland	2438 R	

Other Directorships

Company Number 129933

Form B1 Continuation sheet

Director's Name James Anthony Gilsenan

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Glanbia Co-operative Society Limited	Ireland	4928 R	

Other Directorships

Company Number: 129933

Form B1 Continuation sheet

Director's Name: Thomas Patrick Heffernan

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Glanbia Co-operative Society Limited	Ireland	4928 R	
The South Eastern Cattle Breeding Society Limited	Ireland	2438 R	
Waterford Co-operative Society Limited	Ireland	3996 R	04/09/1997

Other Directorships

Company Number 129933

Form B1 Continuation sheet

Director's Name Liam Herlihy

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Glanbia Co-operative Society Limited	Ireland	4928 R	
Glanbia Services Society Limited	Ireland	4602 R	
Waterford Co-operative Society Limited	Ireland	3996 R	04/09/1997

Other Directorships

Company Number 129933

Form B1 Continuation sheet

Director's Name Christopher Leslie Hill

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Glanbia Co-operative Society Limited	Ireland	4928 R	
Waterford Co-operative Society Limited	Ireland	3996 R	04/09/1997
Wicklow Rural Partnership Limited	Ireland	216464	

Other Directorships

Company Number 129933

Form B1 Continuation sheet

Director's Name Jeremiah Vincent Liston

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Alchem plc	Northern Ireland	NI 16428	27/09/2000
Animal Health Distributors Limited	Ireland	276374	30/09/2000
Ashfield Health Care Limited	England	3286306	14/02/2002
Balcas Limited	Northern Ireland	NI 5325	
Foodpak Ireland Limited	Ireland	232399	
Gresham Hotel Group plc	Ireland	21824	19/06/2002
Irish Management Institute	Ireland	15151	31/12/1996
Kevin Broderick Limited	Ireland	25019	
Lake Communications Limited	Ireland	59890	
Lake Holdings Limited	Ireland	36890	
National Toll Roads plc	Ireland	89782	
Novapath Supplies Limited	Ireland	108801	02/10/2000
Pemberton Marketing International Limited	Ireland	134768	31/12/1996
Pemberton Marketing Limited	Northern Ireland	NI 21851	30/09/2000
Sangers (Northern Ireland) Limited	Northern Ireland	NI 18941	27/09/2000
The Arthritis Foundation of Ireland	Ireland	78931	
The Institute of Directors in Ireland	Ireland	197643	30/04/2001
Trinity Instruments Limited	Ireland	150972	13/02/2002
Ulster Anaesthetics Limited	Northern Ireland	NI 6959	27/09/2000

Other Directorships

Company Number 129933

Form B1 Continuation sheet

Director's Name Jeremiah Vincent Liston

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
UniDrug Distribution Group Limited	England	03169255	12/01/2001
Unitech (Ireland) Limited	Ireland	110703	13/02/2002
United Care Limited	Ireland	43507	13/02/2002
United Distribution Services Limited	Ireland	143028	13/02/2002
United Drug (Wholesale) Limited	Ireland	46423	13/02/2002
United Drug Ayrtons (Dublin) Limited	Ireland	8490	13/02/2002
United Drug Distributors Limited	Ireland	57279	13/02/2002
United Drug plc	Ireland	12244	13/02/2002
United Medical Financial Services Limited	Ireland	150973	13/02/2002
Vector Scientific Limited	Northern Ireland	NI 022913	27/09/2000

Other Directorships

Company Number: 129933

Form B1 Continuation sheet

Director's Name: Geoffrey Joseph Meagher

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Datong Company	Ireland	212660	29/09/2000
Dublin Fine Meats Limited	Ireland	140331	
Gedney Limited	Ireland	100950	01/12/2000
Glanbia Meats Society Limited	Ireland	820 R	
Harzland Fleisch-Service Gmbh	Germany	1168881203	25/02/2000
Quinport Limited	Ireland	204909	
Robinfield Limited	Ireland	154660	
Slademore Limited	Ireland	78297	
St. Canice's Parish Home for the Elderly Association Limited	Ireland	136270	

Other Directorships

Company Number: 129933

Form B1 Continuation sheet

Director's Name: John James Miller

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Avonmore Creameries Limited	Ireland	4513 R	04/09/1997
Glanbia Co-operative Society Limited	Ireland	4928 R	
Laois Leader Rural Development Company Limited	Ireland	238333	

Other Directorships

Company Number: 129933

Form B1 Continuation sheet

Director's Name: John Joseph Moloney

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Glanbia Co-operative Society Limited	Ireland	4928 R	
Grassland Fertilizers (Kilkenny) Limited	Ireland	84321	13/03/1998
Ingredientsnet.Com (Holdings) Limited	Ireland	323104	
Irish Dairy Industries Association Limited	Ireland	41395	
Repak Limited	Ireland	242159	
The Irish Dairy Board Co-operative Limited	Ireland	3221	

Other Directorships

Company Number 129933

Form B1 Continuation sheet

Director's Name William Gerard Murphy

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Barley Exports Limited	Ireland	94684	
Barnstorm Theatre Company Limited	Ireland	207688	
C.A.H.(Trading) Limited	Ireland	87848	02/02/2000
Co-operative Animal Health Limited	Ireland	3077 R	01/01/2000
Cork Malting Company Limited	Ireland	283744	08/02/2000
Grassland Fertilizers (Kilkenny) Limited	Ireland	84321	10/03/2000
IAWS Group,plc	Ireland	132287	
Irish Agricultural Wholesale Society Limited	Ireland	182 R	
Malting Company of Ireland Limited	Ireland	23278	08/02/2000
Nutribio Limited	Ireland	132050	16/03/1998
P.I.C. (Ireland) Limited	Ireland	21822	01/01/2000
SOS Kilkenny Limited	Ireland	51144	
Spacious Trading Limited	Ireland	273542	08/02/2000

Other Directorships

Company Number 129933

Form B1 Continuation sheet

Director's Name Michael Parsons

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
D Walsh and Sons Limited	Ireland	48757	
Glanbia Co-operative Society Limited	Ireland	4928 R	
Kilkenny Carlow and District Farm Relief Services Limited	Ireland	5090 R	
Kilkenny County Development Board	Ireland	NONE	
Noreside Farm Relief Services Limited	Ireland	3983 R	02/06/2000

Other Directorships

Company Number 129933

Form B1 Continuation sheet

Director's Name Eamon Marian Power

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Glanbia Co-operative Society Limited	Ireland	4928 R	

Other Directorships

Company Number 129933

Form B1 Continuation sheet

Director's Name Frank Quigley

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Glanbia Co-operative Society Limited	Ireland	4928 R	

Other Directorships

Company Number 129933

Form B1 Continuation sheet

Director's Name John Francis Victor Quinlan

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Avonmore Creameries Limited	Ireland	4513 R	04/09/1997
Cork Malting Company Limited	Ireland	283744	
Glanbia Co-operative Society Limited	Ireland	4928 R	30/05/2000
Glanbia Co-operative Society Limited	Ireland	4928 R	
Irish Co-op Society Limited	Ireland	77 R	
Irish Sugar plc	Ireland	8532	
Malting Company of Ireland Limited	Ireland	23278	
Spacious Trading Limited	Ireland	273542	
Victor Quinlan Agricultural Consulting Limited	Ireland	229439	

Other Directorships

Company Number 129933

Form B1 Continuation sheet

Director's Name George Eric Stanley

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Avonmore Creameries Limited	Ireland	4513 R	04/09/1997
Centenary Co-operative Creamery Society Limited	Ireland	3303 R	
Glanbia Co-operative Society Limited	Ireland	4928 R	

Other Directorships

Company Number: 129933

Form B1 Continuation sheet

Director's Name: Michael Joseph Walsh

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Avonmore Creameries Limited	Ireland	4513 R	04/09/1997
Glanbia Co-operative Society Limited	Ireland	4928 R	
Glanbia Services Society Limited	Ireland	4602 R	
National Co-operative Pig Producers Society Limite	Ireland	3521 R	

Glanbia plc

Company Number: 129933

Annual Return 20 September 2002

Schedule of Subsidiary & Associated Companies – 29 December 2001

.... Director

.... Secretary

GLANBIA plc - IRISH REGISTERED SUBSIDIARY COMPANIES/ASSOCIATED COMPANIES AS AT 29 DECEMBER 2001

		NUMBER	REGISTERED OFFICE	GROUP INTEREST %	NATURE OF BUSINESS
1	AVERMAN LIMITED	135337	Glanbia House, Kilkenny	100.00%	Not trading
2	AVONMORE CHEESE LIMITED	36664	Glanbia House, Kilkenny	100.00%	Investment Holding
3	AVONMORE FOOD PRODUCTS LIMITED	78067	Glanbia House, Kilkenny	100.00%	Investment Holding
4	AVONMORE PROTEINS LIMITED	106593	Glanbia House, Kilkenny	100.00%	Investment Holding
5	AVONMORE SKIM MILK PRODUCTS LIMITED	100415	Glanbia House, Kilkenny	100.00%	Provision, extension and continuation of finance for Glanbia plc companies
6	BACON COMPANY OF IRELAND LIMITED	9599	Glanbia House, Kilkenny	100.00%	Investment Holding
7	BARLEY EXPORTS LIMITED	94684	Glanbia House, Kilkenny	66.67%	Not trading
8	BIRCHHEYS LIMITED	112525	Glanbia House, Kilkenny	100.00%	Not trading
9	BOPA IRELAND LIMITED	33356	Glanbia House, Kilkenny	100.00%	Holding of patents and patent licence agreements
10	BROCKMORE LIMITED	143547	Glanbia House, Kilkenny	100.00%	Investment Holding
11	C.D. SERVICES LIMITED	19480	Glanbia House, Kilkenny	100.00%	Not trading
12	CAMPILE MOTOR AND ENGINEERING COMPANY LIMITED	14412	Glanbia House, Kilkenny	99.00%	Not trading
13	CAPPAGH DAIRY PRODUCTS LIMITED	65185	Glanbia House, Kilkenny	100.00%	Not trading
14	CASTLELYONS FARMS LIMITED	49846	Glanbia House, Kilkenny	100.00%	Not trading
15	CASTLELYONS FOOD PRODUCTS LIMITED	48370	Glanbia House, Kilkenny	100.00%	Not trading
16	CENTRAL DAIRIES LIMITED	18298	Glanbia House, Kilkenny	100.00%	Not trading
17	D. WALSH & SONS LIMITED	48757	20 Patrick Street, Kilkenny	60.00%	Grain and Fertilizers
18	D. WALSH & SONS MANUFACTURING LIMITED	243096	20 Patrick Street, Kilkenny	60.00%	Grain and Fertilizers
19	DAIRYLAND LIMITED	143460	Glanbia House, Kilkenny	100.00%	Investment Holding
20	DEALGAN MILK PRODUCTS LIMITED	18978	Glanbia House, Kilkenny	100.00%	Not trading
21	DUBLIN FINE MEATS LIMITED	140331	Glanbia House, Kilkenny	100.00%	Not trading
22	DUNGARVAN FOOD PRODUCTS LIMITED	54110	Glanbia House, Kilkenny	100.00%	Not trading
23	DUNGARVAN PENSION TRUSTEES LIMITED	201840	Glanbia House, Kilkenny	100.00%	Sole trustee of The Waterford Foods Pension and Death Benefit Scheme
24	EDMUND BURKE AND SONS (HOLDINGS) LIMITED	8458	Glanbia House, Kilkenny	100.00%	Not trading
25	EXTRA COLD LIMITED	118533	Glanbia House, Kilkenny	100.00%	Manufacture and sale of refrigerant at Kilkenny
26	GAIN ANIMAL FEEDS LIMITED	217720	Glanbia House, Kilkenny	100.00%	Not trading
27	GLANBIA CONSUMER FOODS LIMITED	105373	Glanbia House, Kilkenny	100.00%	Manufacture of dairy products
28	GLANBIA ESTATES LIMITED	292947	Glanbia House, Kilkenny	100.00%	Property and land dealing company
29	GLANBIA FARMS LIMITED	43100	Glanbia House, Kilkenny	100.00%	Operation of pig rearing facilities
30	GLANBIA FEEDS LIMITED	101359	Glanbia House, Kilkenny	100.00%	Manufacture of animal feed products
31	GLANBIA FINANCE (IRELAND) LIMITED	164984	Glanbia House, Kilkenny	100.00%	Financing
32	GLANBIA FINANCIAL SERVICES	221989	Glanbia House, Kilkenny	100.00%	Investment Holding and Operation of factoring facility
33	GLANBIA FRESH PORK LIMITED	17629	Glanbia House, Kilkenny	100.00%	Engaged in bacon curing and processing and sale of meat
34	GLANBIA INGREDIENTS (BALLYRAGGET) LIMITED	23260	Glanbia House, Kilkenny	100.00%	Production and sale of milk products
35	GLANBIA INGREDIENTS (NORTH) LIMITED	167560	Glanbia House, Kilkenny	100.00%	Not trading
36	GLANBIA INGREDIENTS (VIRGINIA) LIMITED	24307	Glanbia House, Kilkenny	100.00%	Production and sale of milk powders and cream mix
37	GLANBIA INVESTMENTS (IRELAND) LIMITED	51607	Glanbia House, Kilkenny	100.00%	Investment Holding
38	GLASSONBY	312940	Glanbia House, Kilkenny	100.00%	Investment Holding
39	GRASSLAND FERTILIZERS (KILKENNY) LIMITED	84321	Palmerstown, Kilkenny	58.66%	Fertilizers
40	GRASSLAND FERTILIZERS KILKENNY (SALES) LIMITED	86609	Palmerstown, Kilkenny	58.66%	Fertilizers
41	GREENHILL FOODS LIMITED	24525	Glanbia House, Kilkenny	100.00%	Not trading
42	HUGHES DAIRY LIMITED	24467	Glanbia House, Kilkenny	100.00%	Not trading

43	IRISH COUNTRY BACON (CLAREMORRIS) LIMITED	8358	Glanbia House, Kilkenny	100.00%	
44	IRISH COUNTRY BACON LIMITED	112572	Glanbia House, Kilkenny	100.00%	Investment Holding
45	IRISH COUNTRY MEATS LIMITED	184413	Glanbia House, Kilkenny	100.00%	Processing and supply of sheep and by-products
46	IRISH MILK PRODUCTS LIMITED	23265	Glanbia House, Kilkenny	100.00%	Not trading
47	KILAHORNA INVESTMENT COMPANY	43782	Glanbia House, Kilkenny	100.00%	Not trading
48	KILKENNY DAIRY BLENDS LIMITED	150089	Glanbia House, Kilkenny	100.00%	Not trading
49	KILMEADEN CREAMERY LIMITED	22795	Glanbia House, Kilkenny	100.00%	Not trading
50	KILMEADEN FARMS LIMITED	87438	Glanbia House, Kilkenny	100.00%	Not trading
51	KIMMAGE FOOD PRODUCTS LIMITED	80899	Glanbia House, Kilkenny	100.00%	Not trading
52	M.A. FOODS INTERNATIONAL LIMITED	245657	Glanbia House, Kilkenny	100.00%	Not trading
53	MACCORMAC PRODUCTS LIMITED	18313	Glanbia House, Kilkenny	100.00%	Receipt of royalty income
54	MARNHULL LIMITED	139038	Glanbia House, Kilkenny	100.00%	Investment Holding
55	MASTER PORK IRELAND LIMITED	129552	Glanbia House, Kilkenny	100.00%	Investment Holding
56	MASTER PORK PACKERS LIMITED	123572	Glanbia House, Kilkenny	100.00%	Not trading
57	MASTER PORK PROCESSORS LIMITED	156232	Glanbia House, Kilkenny	100.00%	Not trading
58	MIDLAND DAIRIES LIMITED	16046	Glanbia House, Kilkenny	100.00%	Not trading
59	MILK BOTTLES LIMITED	15465	Glanbia House, Kilkenny	100.00%	Not trading
60	NATIONAL PORK FARMS LIMITED	134837	Glanbia House, Kilkenny	100.00%	Investment Holding
61	NORE FREEZE LIMITED	103500	Glanbia House, Kilkenny	100.00%	Operation of public food store together with ancillary services in Ballyragget, co. Kilkenny
62	P.I. IRELAND LIMITED	74475	Glanbia House, Kilkenny	100.00%	Not trading
63	PACKWOOD LIMITED	143556	Glanbia House, Kilkenny	100.00%	Investment Holding
64	PAROMAY LIMITED	143557	Glanbia House, Kilkenny	100.00%	Investment Holding
65	PENKALA COMPANY	245535	Glanbia House, Kilkenny	100.00%	Investment Holding
66	PORT INSCALE LIMITED	136129	Glanbia House, Kilkenny	100.00%	Not trading
67	PREMIER DAIRIES LIMITED	24231	Glanbia House, Kilkenny	100.00%	Not trading
68	PREMIER INSURANCES LIMITED	11008	Glanbia House, Kilkenny	100.00%	Not trading
69	PREMIER POWER (ELECTRICAL) LIMITED	18405	Glanbia House, Kilkenny	100.00%	Not trading
70	RATHCOOLE TRADING COMPANY LIMITED	158768	Glanbia House, Kilkenny	100.00%	Purchase and sale of milk
71	ROBINDALE LIMITED	178867	Glanbia House, Kilkenny	100.00%	Investment Holding
72	ROSCREA DAIRIES LIMITED	25823	Glanbia House, Kilkenny	100.00%	Not trading
73	SHANDON FOOD EXPORTS LIMITED	39809	Glanbia House, Kilkenny	100.00%	Not trading
74	SKELLAN FARMS LIMITED	64366	Glanbia House, Kilkenny	100.00%	Not trading
75	SLADEMORE HOLDINGS LIMITED	79959	Glanbia House, Kilkenny	100.00%	Not trading
76	SNOWCREAM LIMITED	12332	Glanbia House, Kilkenny	100.00%	Not trading
77	SOUTH EAST PORT SERVICES LIMITED	262514	Palmerstown, Kilkenny	49.00%	Port Services
78	SUARTISEN LIMITED	250334	Glanbia House, Kilkenny	100.00%	Investment Holding
79	TASCOSA LIMITED	121647	Glanbia House, Kilkenny	100.00%	Not trading
80	VIRGINIA MILK PRODUCTS PENSION TRUSTEES LIMITED	201814	Glanbia House, Kilkenny	100.00%	Sole trustee of The Virginia Milk Products Pension Scheme
81	WATERFORD CONTINENTAL CHEESE LIMITED	112567	Glanbia House, Kilkenny	100.00%	Not trading
82	WATERFORD CREAMERY LIMITED	108769	Glanbia House, Kilkenny	100.00%	Research and development of dairy products and related processes and the holding of patents
83	WATERFORD EXPRESS DAIRIES LIMITED	145167	Glanbia House, Kilkenny	100.00%	Investment Holding
84	WATERFORD FODOS INVESTMENTS IRELAND LIMITED	188516	Glanbia House, Kilkenny	100.00%	Investment Holding
85	WATERFORD FOODS DEVELOPMENT LIMITED	186753	Glanbia House, Kilkenny	100.00%	Investment Holding
86	WATERFORD FOODS PENSION TRUSTEES LIMITED	201844	Glanbia House, Kilkenny	100.00%	Sole trustee of The Waterford Foods Retirement Benefits Scheme
87	WATERFORD FOODS plc	105940	Glanbia House, Kilkenny	100.00%	Holding Company

88	WATERFORD TRUSTEES LIMITED	213983	Glanbia House, Kilkenny	100.00%	Not trading
89	WELFED LIMITED	105391	Glanbia House, Kilkenny	100.00%	Forestry development
90	INGREDIENTSNET.COM LIMITED	319872	23/23 Mary's Abbey, Dublin 7	50.00%	Ingredients

GLANBIA plc - IRISH REGISTERED SUBSIDIARY SOCIETIES AS AT 29 DECEMBER 2001				
		NUMBER	REGISTERED OFFICE	GROUP INTEREST %
1	Alanfield Society Limited	4019 R	Glanbia House, Kilkenny	100.00%
2	Central Dairies Society Limited	4639 R	Glanbia House, Kilkenny	100.00%
3	Glanbia Foods Society Limited	4964 R	Glanbia House, Kilkenny	100.00%
4	Glanbia Ingredients Society Limited	4463 R	Glanbia House, Kilkenny	100.00%
5	Glanbia Meats Society Limited	820 R	Glanbia House, Kilkenny	99.96%
6	Glanbia Services Society Limited	4602 R	Glanbia House, Kilkenny	100.00%
7	Premier Tir Laighean Society Limited	3412 R	Glanbia House, Kilkenny	100.00%
8	Roscrea Marts Society Limited	4392 R	Glanbia House, Kilkenny	100.00%

GLANBIA plc - UK REGISTERED SUBSIDIARY COMPANIES AS AT 29 DECEMBER 2001

		NUMBER	REGISTERED OFFICE	GROUP INTEREST %	NATURE OF BUSINESS
	England				
1	Ashmount Foods Limited – Glanbia Foods Ventures Ltd	2594958	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Not trading
2	Avonmore Dairies Limited	2594982	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Nominee for holding investments in subsidiaries
3	Avonmore Meats (UK) Limited	670488	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Not trading
4	Avonmore Waterford Foods Limited - Ashmount Foods Ltd	02631991	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Not trading
5	Barretts & Baird (Wholesale) Limited	00618568	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Not trading
6	Beni Foods Limited	00416354	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Not trading
7	Churnton Limited	02749486	Maes y Clawdd, Maesbury Road, Oswersty, Shropshire, England.	100.00%	Not trading
8	Cuisine Foodservice Limited - Glanbia Dormant No 2 Ltd	02767219	Maes y Clawdd, Maesbury Road, Oswersty, Shropshire, England.	100.00%	Not trading
9	Express Foods Northern Ireland Limited	00147219	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Not trading
10	Glanbia (UK) Limited	3263437	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Holding Company
11	Glanbia Cheese Limited	2594981	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Operation dairies and cheese making
12	Glanbia Consumer Meats Limited	02143773	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Production meat and poultry products
13	Glanbia Dairies Limited	00448994	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Not trading
14	Glanbia Feedstuffs Limited	2664868	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Wholesale of grain and animal feeds
15	Glanbia Food Service Limited	3682557	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Not trading
16	Glanbia Foods Limited	02670609	Maes y Clawdd, Maesbury Road, Oswersty, Shropshire, England.	100.00%	Operation dairies and cheese making
17	Glanbia Foods Pension Fund Trust Limited	02768357	Maes y Clawdd, Maesbury Road, Oswersty, Shropshire, England.	100.00%	
18	Glanbia Fresh Meats (UK) Limited	01396944	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Sale of meat products
19	Glanbia Holdings Limited	02982879	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Holding Company
20	Glanbia Investments (UK) Limited	02251659	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Holding Company
21	Glanbia Milk Limited	699663	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Milk Procurement
22	Glanbia Securities (UK) Limited	2393078	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Hold Investments and Issue loan notes
23	Goodwins Cheese Limited	1582427	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Not trading
24	Kilmeaden Foods Limited	02226698	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Not trading
25	T.H. Goodwin & Sons Limited	515632	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Not trading
26	The Cheese Company Limited	01090085	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Not trading
27	Waterford Foods (Corsham) Limited	01628160	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Not trading
28	Waterford Foods (UK) Limited	02737378	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Not trading
29	Waterford Foods International Limited	01581246	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Holding Company
30	Waterford Foods Trustee Company Limited	02569771	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Not trading
	Northern Ireland				
31	Avonmore Foods (N. Ireland) Limited	NI125588	Unit 4, Carn Industrial Estate, Portadown, Co. Armagh, BT 63 5RH, Northern Ireland.	100.00%	Not trading
32	Express Foods Northern Ireland Pension Trustees Limited	NI127561	35 Steps Road, Magheralin, Lurgan, Craigavon, Armagh, B67 OQY, Northern Ireland.	100.00%	Not trading
33	Glanbia Foods (NI) Limited	NI14726	Unit 4, Carn Industrial Estate, Portadown, Co. Armagh, BT 63 5RH, Northern Ireland.	100.00%	Farming of cattle, dairy farming
34	Glenmills Dairy Limited	NI22588	Unit 4, Carn Industrial Estate, Portadown, Co. Armagh, BT 63 5RH, Northern Ireland.	100.00%	Not trading
	Scotland				
35	Golden Food Products Limited	SC109663	1 Littlemill Road, Drongan, Ayrshire, KA6 7BH, Scotland.	100.00%	Not trading

36	Nimmo (Holdings) Limited	SC89925	1 Littlemill Road, Drongan, Ayrshire, KA6 7BH, Scotland.	100.00%	Holding Company
37	Glanbia Fresh Meats (Drongan) Limited	SC89706	1 Littlemill Road, Drongan, Ayrshire, KA6 7BH, Scotland.	100.00%	Production of meat and poultry products
38	Glanbia Fresh Meats (Gainsborough) Limited	SC108500	1 Littlemill Road, Drongan, Ayrshire, KA6 7BH, Scotland.	100.00%	Production of meat and poultry products

GLANBIA plc- SCHEDULE OF US REGISTERED SUBSIDIARY COMPANIES AS AT 29 DECEMBER 2001

		Registered Office	Group Interest %
1	Glanbia Foods, Inc.	1572 East Highway 29, PO Box A, Richfield, Idaho, USA	100.00%
2	Glanbia Ingredients, Inc.	307 11th Street, PO Box 453, Monroe, Wisconsin 53566, USA	100.00%
3	Glanbia, Inc.	1100, N. Market Street, Suite 780, Wilmington, Delaware 19801, USA	100.00%
4	Waterford Foods USA Inc.	1013 Centre Road, Wilmington, Delaware, USA	100.00%
5	Watermore Holding , Inc.	523 6th Street, Monroe, Wisconsin 53566, USA.	100.00%

GLANBIA plc - SCHEDULE OF EUROPEAN SUBSIDIARY/ASSOCIATED COMPANIES AS AT 29 DECEMBER 2001

		Registered Office	Group Interest %
1	Glanbia Cheese N.V.	2275 Lille (Gierle), Melkerijstraat 1, Belgium.	51%
2	Glanbia Foods B.V.	Krijtenbogstraat 2A, 5066 BJ, Moergestel, Netherlands.	100%
3	Glanbia Luxembourg S.A.	Luxembourg	100%
4	Glanbia Properties B.V.	Moergestel, Netherlands	100%

DOCUMENT 2

82-4734

Companies Registration Office

Notice of change of directors or secretaries or in their particulars

Section 195 of the Companies Act 1963

Section 51 of the Companies Act 1990

Companies Acts 1963 to 1999

Company number
129933

Registration fee stamp to be affixed above

B10

S. 195 of the Companies Act 1963, as amended by S.51 of the Companies Act 1990, now requires that all registers of Directors should be modified by the insertion of each director's date of birth, nationality and foreign directorships.

S. 195(9) requires that where an annual return containing those particulars has not been filled with the registrar, full particulars of all directors should be included in this form

Company Name

GLANBIA PUBLIC LIMITED COMPANY

gives notice of the following change(s)
Changing Address of John Joseph Moloney to 8 Lands End, Abbeyside, Dungarvan, Co Waterford.

REC. No. No Receipt issued By Hand

SUB. No. 3305177

DATE 18/11/02

Date change(s) take effect

Day *1* **Month** *June* **Year** *2002*

I hereby certify that the particulars in this form are correct

Signature [signature] ☐ **Director** ☒ **Company Secretary** **Date** 12/11/2002

Siobhan Talbot

Presenter's name *John Roche*

Reference *1*

Telephone Number *056-7772212*

Address
Glanbia plc
Glanbia House
Kilkenny

DOCUMENT 3

Blueprint 2000 Company Secretary

Companies Registration Office

82-4734

Notice of change of directors or secretaries or in their particulars

Companies Acts, 1963 to 2001

Registration fee stamp to be affixed above

Section 195, Companies Act, 1963

Section 51, Companies Act 1990

Company Number 129933

B10

S. 195 of the Companies Act 1963, as amended by S.51 of the Companies Act, 1990, now requires that all registers of Directors should be modified by the insertion of each director's date of birth, nationality and foreigi directorships. S. 195(9) requires that where an annual return containing those particulars has not been filed wit the registrar, full particulars of all directors should be included in this form

Please complete using black block capitals or typewriting

Company Name *in full*

Glanbia plc

Gives notice of the following change(s) *note one*

That Kevin Edward Patrick Toland was appointed as Director

Date change(s) take(s) effect Day 10 Month January Year 2003

Particulars of new director (including shadow director)/secretary *note two*

Surname *note three* Toland

Forename *note three* Kevin Edward Patrick

Former surname *note five*

Former forename *note five*

Business Occupation *note four* Chief Executive-Consumer Foods Div.

Date of Birth *note four* Day 1 Month August Year 1965

Home address *note three* Kilbline Cottage, Bennettsbridge, Co Kilkenny

Nationality *note four* Irish

Other directorships *note six* See attached schedule

Registered at *note seven*

Company number

I hereby consent to act as director / ~~secretary~~ of the aforementioned company *note two*

Signature [signature] Date 10 January 2003

I hereby certify that the particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature] Talbot Date 10 January 2003

Name *Block letters please* SIOBHÁN TALBOT

Presenter's Name Group Secretariat Department

Address Glanbia plc, Glanbia House, Kilkenny

Telephone 056-72200

Reference

Note one
Give details of change(s) and specify date. Only changes which occur on the same date may be registered by this notification. Otherwise, separate notifications should be made. If a new director or secretary has been appointed complete the next section.

Note two
Delete as appropriate. Where particulars of directors are included by virtue of section 195(9) the directors consent need not be completed.

Note three
Insert full name (initials will not suffice) and usual residential address. Where all the partners in a firm are joint secretaries the name and principal address of the firm alone may be given.

Note four
Applicable to directors only

REC. No.
SUB. No. 3374380
DATE 28/1/03

Company Number: 129933

Form B10 Continuation shee

Director's Name: Kevin Edward Patrick Toland

Other directorships

Note six
Applicable to directors only.

Company name and number of other bodies corporate, whether incorporated in the State or elsewhere, except for

bodies of which the person has not been a director at any time during the past ten years

bodies of which the company is (or was at the relevant time) a wholly owned subsidiary

bodies which are (or were at the relevant time) wholly owned subsidiaries of the company

Note seven
Place of incorporation if outside the State

Company Name *note six*	Registered at *note seven*	Company Number	Resigned
Ingredientsnet.Com (Holdings) Limited	Ireland	323104	
Ingredientsnet.Com Limited	Ireland	319872	

Blueprint 2000 Company Secretary